Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-199996

December 8, 2014

Momo Inc.

Momo Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions) toll-free at 1-866-803-9204 or China Renaissance Securities (US) Inc. at 1-844-268-2010 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on December 8, 2014, or Amendment No.  3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1610601/000119312514435993/d816932df1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated November 28, 2014. All references to page numbers are to page numbers in Amendment No. 3.

(1) The Company determined that the nonvested restricted shares held by the founders shall not be counted as outstanding ordinary shares for the purpose of calculating basic and diluted net loss per share, as holders of such nonvested restricted shares do not have contractual obligation to fund the Company’s losses. As a result of such determination, the Company restated its basic and diluted net loss per share disclosures to allocate all net losses to the ordinary shares for all periods presented in the consolidated financial statements, or the Revision. The Revision resulted in replacing the line item “Net loss per share attributable to ordinary shareholders” numbers (and adding an explanatory note) in the “Summary Consolidated Financial Statements and Operating Data” table on page 10 and in the “Selected Consolidated Financial Data” table on page 60 with the following:

Net loss per share attributable to ordinary shareholders, as restated(*)
Basic	(0.12)	(0.26)	(0.19)	(0.93)
Diluted	(0.12)	(0.26)	(0.19)	(0.93)

(*)	Net loss per ordinary share has been restated for each period to allocate all net losses to the ordinary shares, as the restricted shares do not contain a contractual obligation to fund losses.

(2) Similar to (1) above, “Net loss per share attributable to ordinary shareholders” numbers in the “Consolidated Statements of Operations” tables on pages F-5 and F-50 were also revised accordingly.

(3) As a result of the Revision, Note 13 to the consolidated financial statements for the years ended December 31, 2012 and 2013 was amended as the following:

13.	NET LOSS PER SHARE

The Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to participation rights in undistributed earnings.

The calculation of net loss per share is as follows:

	For the years ended December 31
	2012	2013
Numerator:
Net loss attributable to Momo Technology Company Limited	$(3,839)	$(9,326)
Deemed dividend to Series A-1 and Series A-2 shares	(363)	(524)
Deemed dividend to Series A-3 shares	(265)	(509)
Deemed dividend to Series B shares	(2,465)	(5,652)
Deemed dividend to Series C shares	—	(1,435)
Undistributed earnings allocated to Series A shares	—	—
Undistributed earnings allocated to Series B shares	—	—
Undistributed earnings allocated to Series C shares	—	—
Undistributed earnings allocated to participating nonvested restricted shares (As Restated) (Note ii)	—	—

Net loss attributed to ordinary shareholders for computing net loss per ordinary share-basic and diluted (As Restated) (Note ii)	$(6,932)	$(17,446)

Denominator:
Denominator for computing net loss per share- basic:
Weighted average ordinary shares outstanding used in computing net loss per ordinary share-basic (Note i)	60,103,654	67,190,411
Weighted average shares used in computing net loss per participating nonvested restricted share (Note i)	86,896,346	79,809,589
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	36,124,555	38,977,742
Weighted average shares used in computing net income per Series A-3 share	10,980,847	19,797,980
Weighted average shares used in computing net income per Series B share	28,012,996	69,513,767
Weighted average shares used in computing net income per Series C share	—	7,280,436

Denominator for computing net loss per share-diluted:
Weighted average shares outstanding used in computing net loss per ordinary shares-diluted (Note i)	60,103,654	67,190,411

	For the years ended December 31
	2012	2013
Net loss per ordinary share attribute to Momo Technology Company Limited-basic (As Restated) (Note ii)	$(0.12)	$(0.26)
Net income per participating nonvested restricted shares (As Restated) (Note ii)	$—	$—
Net income per Series A-1 and Series A-2 shares	$0.01	$0.01
Net income per Series A-3 shares	$0.02	$0.03
Net income per Series B shares	$0.09	$0.08
Net income per Series C shares	$—	$0.20

Net loss per ordinary share attributable to Momo Technology Company Limited-diluted (As Restated) (Note ii)	$(0.12)	$(0.26)

Note i:	The Company has revised the disclosures related to the net loss per ordinary share and the weighted average ordinary shares outstanding of 147,000,000 to separately disclose the impact of the participating nonvested restricted shares of 86,896,346 and 79,809,589 for the two years ended December 31, 2012 and 2013, respectively, in accordance with the two class method.
Note ii:	The Company has restated the basic and diluted net loss per ordinary share to allocate all net losses to the ordinary shares, as the restricted shares do not contain a contractual obligation to fund losses for each of the two years ended December 31, 2013.

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2012 and 2013, because their effect is anti-dilutive:

	For the years ended December 31,
	2012	2013
Share issuable upon exercise of share options	49,976	1,014,557
Share issuable upon vesting of nonvested restricted shares (As Restated) (Note ii)	86,896,346	79,809,589
Share issuable upon conversion of Series A-1 and Series A-2 shares	36,124,555	38,977,742
Share issuable upon conversion of Series A-3 shares	10,980,847	19,797,980
Share issuable upon conversion of Series B shares	28,012,996	69,513,767
Share issuable upon conversion of Series C shares	—	7,280,436

(4) Also as a result of the Revision, Note 12 to the unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2013 and 2014 was amended as the following:

12.	NET LOSS PER SHARE

The Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to participation rights in undistributed earnings.

The calculation of net loss per share is as follows:

	For the nine-month periods ended September 30,
	2013	2014
Numerator:
Net loss attributable to Momo Inc.	$(6,259)	$(22,881)
Deemed dividend to Series A-1 and Series A-2 shares	(383)	(30,767)
Deemed dividend to Series A-3 shares	(375)	(418)
Deemed dividend to Series B shares	(4,882)	(2,393)
Deemed dividend to Series C shares	—	(4,258)
Deemed dividend to Series D shares	—	(11,837)
Undistributed earnings allocated to Series A shares	—	—
Undistributed earnings allocated to Series B shares	—	—
Undistributed earnings allocated to Series C shares	—	—
Undistributed earnings allocated to Series D shares	—	—
Undistributed earnings allocated to participating nonvested restricted shares (As restated) (Note i)	—	—

Net loss attributed to ordinary shareholders for computing net loss per ordinary share-basic and diluted (As restated) (Note i)	$(11,899)	$(72,554)

Denominator:
Denominator for computing net loss per share-basic:
Weighted average ordinary shares outstanding used in computing net loss per ordinary share-basic	62,562,500	77,749,511
Weighted average shares used in computing net loss per participating nonvested restricted share	84,437,500	60,020,065
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	39,145,251	34,176,223
Weighted average shares used in computing net income per Series A-3 share	19,797,980	19,797,980
Weighted average shares used in computing net income per Series B share	69,372,439	70,037,013
Weighted average shares used in computing net income per Series C share	—	36,008,642
Weighted average shares used in computing net income per Series D share	—	25,767,877

Denominator for computing net loss per share-diluted:
Weighted average shares outstanding used in computing net loss per ordinary shares-diluted	62,562,500	77,749,511

Net loss per ordinary share attributable to Momo Inc.-basic (As restated) (Noted i)	$(0.19)	$(0.93)
Net income per participating nonvested restricted shares (As restated) (Note i)	$—	$—
Net income per Series A-1 and Series A-2 shares	$0.01	$0.90
Net income per Series A-3 shares	$0.02	$0.02
Net income per Series B shares	$0.07	$0.03
Net income per Series C shares	$—	$0.12
Net income per Series D shares	$—	$0.46

Net loss per ordinary share attributable to Momo Inc.-diluted (As restated) (Note i)	$(0.19)	$(0.93)

Note i:	The Company has restated the basic and diluted net loss per ordinary share to allocate all net losses to the ordinary shares, as the restricted shares do not contain a contractual obligation to fund losses for each of the nine-month periods ended September 30, 2013 and 2014.

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the nine-month periods ended September 30, 2013 and 2014, because their effect is anti-dilutive:

	For the nine-month periods ended September 30,
	2013	2014
Share issuable upon exercise of share options	5,391,223	23,455,123
Share issuable upon vesting of nonvested restricted shares (As restated) (Note i)	84,437,500	60,020,065
Share issuable upon conversion of Series A-1 and Series A-2 shares	39,145,251	34,176,223
Share issuable upon conversion of Series A-3 shares	19,797,980	19,797,980
Share issuable upon conversion of Series B shares	69,372,439	70,037,013
Share issuable upon conversion of Series C shares	—	36,008,642
Share issuable upon conversion of Series D shares	—	25,767,877

(5) The Company added disclosure related to its options grant in October 2014, including the amount of share-based compensation expenses incurred by the Company, to a number of places in Amendment No. 3 as specified below.

(i) Under the risk factor “We have granted, and expect to continue to grant, share options under our share incentive plans, which may result in increased share-based compensation expenses” on page 24, the following disclosure was added:

In October 2014, we granted to our employees options to purchase 2,963,500 ordinary shares with an exercise price of $0.0002 per share and a vesting period of four years. Given the proximity of the grant to our proposed initial public offering, we plan to use US$6.75, which is the mid-point of the estimated initial public offering range indicated on the front cover page of this prospectus, as the fair value per share underlying the options granted in October 2014. As a result, we expect to incur approximately US$20 million share-based compensation expense in connection with the October 2014 option grant over the four-year vesting period.

(ii) Under “Share-based compensation” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 86, the following was added:

Given the proximity of the grant to our proposed initial public offering, we plan to use US$6.75, which is the mid-point of the estimated initial public offering range indicated on the front cover page of this prospectus, as the fair value per share underlying the options granted in October 2014. As a result, we expect to incur approximately US$20 million share-based compensation expense in connection with the October 2014 option grant over the four-year vesting period.

(iii) Under “Newly issued share options” in Note 19 to the consolidated financial statements for the years ended December 31, 2012 and 2013 on page F-41, the following was added (replacing the original sentence “The Company is still in the process of evaluating the fair value per share option.”)

The fair value was estimated approximately US$6.75 per option, by using the mid-point of the estimated initial public offering range as the fair value per share underlying the options. The total compensation expense relating to the options was approximately US$20 million.

(iv) Under “Newly issued share options” in Note 18 to the unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2013 and 2014 on page F-77, the following was added (replacing the original sentence “The Company is still in the process of evaluating the fair value per share option.”)

The fair value was estimated approximately US$6.75 per option, by using the mid-point of the estimated initial public offering range as the fair value per share underlying the options. The total compensation expense relating to the options was approximately US$20 million.